June 9, 2015

Via Edgar

Anuja A. Majmudar

H. Roger Schwall

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	1PM Industries, Inc. Registration Statement on Form S-1 Filed April 7, 2015 File No. 333-203276

On behalf of 1PM Industries, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated June 8, 2015. To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

Amendment No. 2 to Registration Statement on Form S-1 Filed May 29, 2015

Prospectus Summary, page 6

1.

We note your response to our prior comment 2 and reissue it in part. Please revise your disclosure to clarify the ownership of the entities prior to the June 5, 2014 reverse merger. In this regard, include the details of the transaction involving the issuance of the company’s shares to WB Partners and the purchase made by WB Partners of shares owned by David Cutler for $25,000.

Revised to clarify the ownership of the entities prior to the June 5, 2014 reverse merger.

2.	We note your response to our prior comment 3 and re-issue it. Expand the organizational chart to include WB Partners and the control persons of WB Partners.

Revised to include the requested information

Identification of Directors and Executive Officers, page 27

3.	Please revise your disclosure in the biographies to reflect the recent development that WB Partners is no longer a subsidiary of Embarr Downs.

Revised to include the requested information

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

1PM Industries, Inc.

By:	/s/ Joseph Wade
Name:	Joseph Wade
Title:	CEO